Exhibit 1.01

Conflict Minerals Report of Nobility Homes, Inc.

in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report (the “Report”) of Nobility Homes, Inc. (the “Company”) for calendar year 2015 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended.

The Company undertook due diligence to determine whether any cassiterite, columbite-tantalite, wolframite, gold, and the following derivatives, tin, tantalum and tungsten (conflict minerals), which may be used in the manufacturing of homes had been sourced from the Democratic Republic of the Congo or an adjoining country (Covered Countries). The Company designed its due diligence to provide a reasonable basis for the Company to determine whether any conflicts minerals were sourced from a Covered Country.

The Company has determined in good faith that for calendar year 2015, its conflict minerals status resulting from its due diligence efforts shows a portion to be DRC conflict undeterminable and the remainder to be DRC conflict free. These determinations were made based on the diligence measures described below and on representations made by the Company’s suppliers. This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1.

As a company in the manufactured home business, the Company is several levels removed from the actual mining of conflict minerals. The Company does not make purchases of raw ore or unrefined conflict minerals and makes no direct purchases in the Covered Countries.

The Company’s due diligence measures included sending each supplier that may have provided conflicts minerals a survey that was developed in order to 1) explain conflicts minerals to suppliers, 2) determine whether the supplier used conflicts minerals and 3) if the supplier utilized conflicts minerals, where such minerals originated or whether they were derived from scrap or recycled sources. In an effort to obtain the highest practicable response rate, the Company’s process included follow up communication efforts. The Company received a response from a majority of its suppliers that were sent a survey. The Company reviewed the responses and followed up with certain suppliers to clarify any inconsistencies or incomplete items. As a Company that is not involved in the actual mining or procurement of conflicts minerals, the Company relied on its suppliers’ representations and largely focused on the accuracy and quality of the representations made during the due diligence process to determine whether further inquiry was warranted.

Most of the responses the Company received indicated that the conflict minerals in the suppliers’ components and materials either did not originate from a Covered Country or, due to the uncertainty of a few suppliers, the source country was undeterminable.

As a result of the due diligence measures described above, the Company has determined that some materials used in its manufactured homes are DRC conflict undeterminable. The Company makes this determination due to a lack of information from its suppliers to conclude whether the conflict minerals originated in the Covered Countries or were from recycle or scrap sources. The Company has no reason to believe that the remaining components of the manufactured homes originated in a Covered Country and, accordingly, determined them to be DRC conflict free.

In the next compliance period, the Company intends to implement steps to improve the information gathered from its due diligence to further mitigate the risk that its use of conflict minerals do not benefit armed groups in Covered Counties. The steps include:

–	Continuing to engage suppliers to obtain current, accurate, and complete information about the supply chain.

–	Continuing to work with peers, suppliers and industry groups to define and improve best practices.

–	Focusing efforts to determine the source of components that the Company identified as DRC conflict undeterminable.